UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2019

Commission File Number: 000-52145

DIGATRADE FINANCIAL CORP
(Translation of registrant's name into English)

1500 West Georgia Street, Suite 1300
Vancouver, BC V6G-2Z6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[ X    ] Form 20-F   [   ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [           ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [           ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [           ] No [ x ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 000-52145

SUBMITTED HEREWITH

DIGATRADE ENTERS INTO LETTER OF INTENT
TO DEVELOP MORE SECURE FINTECH

Vancouver, British Columbia / ACCESSWIRE / February 5, 2019 - DIGATRADE FINANCIAL CORP (OTCQB: DIGAF), an OTC digital asset trade desk for institutions and financial technology company, has entered into a Letter of Intent (“LOI”) with Securter Inc., a private Canadian Corporation that is developing a proprietary, patent-pending credit card payment platform to significantly increase the security of online credit card payment processing. The purpose is to reduce financial losses being experienced by financial institutions and merchants from fraudulent credit card use, while also better protecting cardholder privacy. The LOI sets out that the new technology will be launched and commercialized through a Digatrade subsidiary.

Securter’s improved online payment processing protocol simultaneously improves the privacy and financial security of all “card not present” (CNP) credit card transactions processed by the Securter protocol. Card-not-present transactions represent a large and rapidly growing proportion of all global credit card payments due to the enormous consumer convenience CNP provides. The Securter protocol reduces mounting CNP losses being experienced by fintech stakeholders internationally due to widespread fraudulent CNP transactions, and data theft.

Upon execution of an intended Definitive Agreement, Digatrade will establish a new subsidiary company. All assets and intellectual property, including patent rights of the existing Securter Inc., will be transferred and held by the new subsidiary, thereafter.

Under the terms of the agreement with Securter Inc, Digatrade will fund the new Securter subsidiary by providing up to US $3 Million in operational funding. The subsidiary will use these proceeds to make the technology market-ready and then to launch it through fintech alliances, such as with payment service providers, amongst others. Extensive research and consultation with the industry has revealed that the fintech community acknowledges the need for the benefits that Securter technology delivers and is actively looking for solutions for the serious problem that CNP fraud presents to all stakeholders.

ABOUT DIGATRADE:

DIGATRADE is a Financial Technology “Fintech” company that offers buyside cryptocurrency transactions and liquidity to institutions through its proprietary over-the-counter trade desk. The Company is owned and operated 100% by Digatrade Financial Corp., located in Vancouver, British Columbia, which is publicly listed on the OTC.QB under the trading symbol DIGAF.  DIGAF is a reporting issuer in the Province of British Columbia, Canada with the British Columbia Securities Commission "BCSC" and in the United States with the Securities Exchange Commission "SEC".

Additional information will be provided as it materializes.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Digatrade Financial Corp
(Registrant)

Date: February 5, 2019	By:	/s/ Brad J. Moynes
Brad J. Moynes
CEO

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